Exhibit 99.1

Recon Technology Reports Fiscal 2018 Third Quarter and First Nine Months Financial Results

BEIJING, May 15, 2018 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for the third quarter and first nine months of fiscal year 2018, ended March 31, 2018.

Third Quarter Fiscal Year 2018 Financial Highlights (all comparable to the prior year period):

•	Total revenues for the third quarter of FY2018 increased by 181.2% to ¥16.6 million ($2.6 million).

•	Gross profit for the third quarter of FY2018 was ¥1.7 million ($0.3 million) compared to ¥1.08 million in FY2017.

•	Gross profit margin for the third quarter of FY2018 was 10.3%, which decreased by 8.0 percentage points compared to the third quarter of FY2017, largely due to a higher proportion of equipment sold at a lower price during the test-run period.

•	Net loss attributable to Recon for the third quarter of FY2018 was ¥10.1 million ($1.6 million), or ¥0.70 ($0.11) per basic and diluted share, compared to net loss attributable to Recon of ¥7.2 million, or ¥0.81 per basic and diluted share, for the same period of fiscal 2017.

•	Non-GAAP net loss attributable to common shareholders excluding certain non-cash expenses was ¥5.1 million ($0.8 million), or ¥0.35 ($0.06) per basic and diluted share, for the third quarter of FY2018, compared to non-GAAP net income attributable to common shareholders of ¥2.3 million, ¥0.26 per basic and diluted share, for the same period of last fiscal year.

First Nine Months of Fiscal Year 2018 Financial Highlights (all comparable to the prior year period):

•	Total revenues for the first nine months of FY2018 increased by 58.7% to ¥69.8 million ($11.1 million).

•	Gross profit for the first nine months of FY2018 was ¥7.8 million ($1.2 million). Gross profit margin for the first nine months of FY2018 was 11.1%, which decreased by 20.0 percentage points compared to the first nine months of FY2017.

•	Net loss attributable to Recon for the first nine months of FY2018 was ¥27.1 million ($4.3 million), or ¥2.73 ($0.43) per basic and diluted share, compared to ¥17.0 million, or ¥2.43 per basic and diluted share, for the same period of last fiscal year.

•	Non-GAAP net loss attributable to common shareholders excluding certain non-cash expenses was ¥10.5 million ($1.7 million), or ¥1.06 ($0.17) per basic and diluted share, for the first nine months of FY2018, compared to non-GAAP net loss attributable to common shareholders of ¥3.2 million, or ¥0.46 per basic and diluted share, for the same period of last fiscal year.

Management Commentary

Mr. Shenping Yin, founder and CEO of Recon stated, “Our market expansion efforts proceeded quite well for the past quarter as we continued to extend our furnaces markets to the chemical industry and industrial automation products requirements to coal chemical industry, bringing us increased revenue. We expect this trend to remain stable and we remain confident of a 30% increase in revenue for the whole fiscal year 2018 as mentioned in our annual letter to shareholders. Furthermore, our construction of waste-water and waste oil sludge treatment facilities has also advanced as scheduled. We believe this will help improve our operations and profit in the coming year.”

Recent Developments

On April 09, 2018, the Company announced procurement bidding results from Shenhua Group Corporation Limited ("Shenhua Group") through Shenhua Logistics Group Corporation Limited ("Shenhua Logistics"), during the first 3 months of FY2018, to provide specified equipment and maintenance services for contracts with amount above ¥6.8 million, or approximately $1.1 million. The Company expects bids of ¥20 million to be achieved for the whole year 2018. As of the date of this press release, ¥9.93 million ($1.58 million) has been secured. Shenhua Group is a state-owed enterprise, founded in October 1995 with the approval of the State Council, pursuant to PRC Corporate Laws. Shenhua Group is a diversified energy enterprise concentrating on coal production, sales, electricity and thermal generation, coal liquefaction, coal chemicals, and railway and port transportation.

On January 22, 2018, the Company and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which the Company agreed to sell an aggregate of 3,592,500 ordinary shares. The purchase price was $1.66 per ordinary share. The aggregate proceeds, after deducting fees to the Placement Agent and other offering expenses of about $0.5 million, were approximately $5.5 million.

On December 15, 2017, the Company signed a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”). Pursuant to this agreement, Recon holds 8% equity interest of FGS. As of the date of this press release, Recon has invested ¥4.0 million in FGS.

On November 20, 2017, the Company entered into a securities purchase agreement with Yongquan Bi (“Mr. Bi”), pursuant to which Mr. Bi agreed to purchase an aggregate of 3 million unregistered restricted shares for $4.8 million, a per-share purchase price of $1.60. On January 19, 2018, the Company issued 3 million shares to Xinhaixin International Holdings Limited, Mr. Bi’s wholly owned company.

Results of Operations

The following unaudited condensed consolidated results of operations which include the Company’s wholly owned subsidiaries, their variable interest entities (“VIEs”) and VIEs’ subsidiaries. The VIEs are Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”). BHD owns 100% of the equity interest of Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), 51% of the equity interest of Gansu BHD Environmental Technology Ltd (“Gansu BHD”) and 55% of the equity interest of Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”).

By this current report on Form 6-K, Recon has provided selected results for the third quarter and first nine months of fiscal year 2018, with details on its first nine months financial results in this report.

The translation has been made at the rate of $1.0:¥6.28, the approximate exchange rate prevailing on March 31, 2018.

Selected Financial Highlights in RMB (in 000s, except percentages, number of shares and per share data)
	3 months ended March 31, 2017	3 months ended March 31, 2018	9 months ended March 31, 2017	9 months ended March 31, 2018
Sales	5,898	16,586	44,013	69,832
Cost of Revenues	4,816	14,878	30,322	62,077
Gross Profit	1,082	1,708	13,691	7,755
Gross Profit Margin	18.3%	10.3%	31.1%	11.1%

Loss from Operations	(6,971)	(10,453)	(16,265)	(27,959)

Net Loss Attributable to Recon Technology, Ltd	(7,187)	(10,133)	(16,999)	(27,119)
Non-U.S. GAAP Net Loss attributable to common shareholders	(2,295)	(5,138)	(3,220)	(10,541)
Basic and Weighted Average Number of Diluted Common Shares Outstanding	8,926,631	14,552,266	7,006,354	9,933,257
Basic and Diluted Loss per Share	(0.81)	(0.70)	(2.43)	(2.73)
Non-U.S. GAAP adjusted loss per basic and diluted share	(0.26)	(0.35)	(0.46)	(1.06)

3 MONTHS ENDED MARCH 31, 2018 UNAUDITED FINANCIAL RESULTS

Revenue

Total revenues for the three months ended March 31, 2018 increased by 181.2% to ¥16.6 million ($2.6 million) compared to ¥5.9 million for the same period of last year, largely due to increased sales of customized equipment and pressure vessels to new clients of chemical industry.

Cost and Margin

The Company’s gross profit increased by 57.9% to ¥1.7 million ($0.3 million) for the three months ended March 31, 2018 from ¥1.1 million for the same period of last year. Gross profit margin decreased to 10.3% from 18.3% for the same period of last year. The significant decrease in gross margin was primarily due to increased sales of furnaces which usually generates lower gross margin. The management believes that our gross margin will increase after the construction and test-run stage of our new plants and equipment, when our equipment is expected to be sold at the normal price.

Net Loss

Loss from operations was ¥10.5 million ($1.7 million) during the three months ended March 31, 2018, compared to ¥7.0 million for the same period of last year. The increase in net loss is largely due to an increase in selling and distribution expenses and general and administrative expenses, partly offset by an increase in gross profit and a decrease in research and development expenses.

Net loss attributable to Recon for the three months ended March 31, 2018 was ¥10.1 million ($1.6 million), or ¥0.70 ($0.11) per basic and diluted share based on 14.6 million basic and diluted shares outstanding, compared to ¥7.2 million, or ¥0.81 per basic and diluted share based on 8.9 million basic and diluted shares outstanding for the same period of last year.

Non-U.S. GAAP Net Loss

Non-U.S. GAAP net loss attributable to common shareholders excluding certain non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense was ¥5.1 million ($0.8 million), or ¥0.35 ($0.06) per basic and diluted share, for the three months ended March 31, 2018, compared to adjusted net loss attributable to common shareholders of ¥2.3 million, ¥0.26 per basic and diluted share, for the same period of last year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

9 MONTHS ENDED MARCH 31, 2018 UNAUDITED FINANCIAL RESULTS

Revenue

	For the Nine Months Ended
	March 31,
				Percentage
	2017	2018	Increase	Change
Hardware and software	¥43,940,560	¥69,649,711	¥25,709,151	58.5%
Service	72,170	182,551	110,381	152.9%
Total revenues	¥44,012,730	¥69,832,262	¥25,819,532	58.7%

Total revenues for the nine months ended March 31, 2018 were approximately ¥69.8 million ($11.1 million), representing an increase of approximately ¥25.8 million or 58.7% from ¥44.0 million for the nine months ended March 31, 2017. The overall increase in revenue was accomplished through Recon’s expansion of new clients and development of new business. See below for more details:

	For the Nine Months Ended
	March 31,
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Automation product and software	¥18,901,400	¥15,915,595	¥(2,985,805)	(15.8)%
Equipment and accessories	22,301,456	53,302,419	31,000,963	139.0%
Waste water treatment products	2,737,704	431,697	(2,306,007)	(84.2)%
Services	72,170	182,551	110,381	152.9%
Total revenues	¥44,012,730	¥69,832,262	¥25,819,532	58.7%

(1)	Revenue from automation product and software decreased by ¥3.0 million or 15.8% from the same period of last year. Affected by less expenditure on surface projects of our clients for the last two years, requirements of automation related projects maintained at a lower level and fluctuated. Revenue from this product line may fluctuate from time to time. Management is confident on further development on this business because it believes oil companies will continue to invest in automation products. In addition, during this period, management also expanded new market of automation business to coal chemical industry.

(2)	As shown above, the overall increase in revenue was primarily due to increased equipment business, including furnaces and related accessories.

(3)	Revenue from waste water treatment products decreased by ¥2.3 million or 84.2% as most of Recon’s wastewater treatment projects were not finished thus less revenue was recorded in the nine months ended March 31, 2018 as compared to the same period of last year.

(4)	Revenue from services for the nine months ended March 31, 2017 and 2018 consisted mainly of maintenance services, which were provided upon request by customers. Revenue from services increased by ¥0.1 million or 152.9% from the same period of last year mainly because maintenance requests outpaced the purchase of new equipment due to industry softness, and we believe the margin level is reasonable.

Cost and Margin

	For the Nine Months Ended
	March 31,
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Total revenues	¥44,012,730	¥69,832,262	¥25,819,532	58.7%
Cost of revenues	30,322,003	62,077,072	31,755,069	104.7%
Gross profit	¥13,690,727	¥7,755,190	¥(5,935,537)	(43.4)%
Margin %	31.1%	11.1%	(20.0)%	-

Cost of Revenues. Recon’s cost of revenues increased from ¥30.3 million for the nine months ended March 31, 2017 to ¥62.1 million ($9.9 million) for the same period in 2018, representing an increase of ¥31.8 million ($5.1 million), or 104.7%. This increase was mainly caused by significant growth in revenue generated from equipment and accessories with lower gross profit margin.

Gross Profit. Recon’s gross profit decreased to ¥7.8 million ($1.2 million) for the nine months ended March 31, 2018 from ¥13.7 million from the same period of last year. Recon’s gross profit as a percentage of revenue decreased to 11.1% for the nine months ended March 31, 2018 from 31.1% from the same period of last year. This was mainly due to the increased equipment business with lower margin during this period, which led to the increase in cost of revenues in proportion to the increase in Recon’s revenue.

Operating Expenses

	For the Nine Months Ended
	March 31,
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Selling and distribution expenses	¥3,311,070	¥4,283,601	¥972,531	29.4%
% of revenue	7.5%	6.1%	(1.40)%	-
General and administrative expenses	20,973,292	28,569,378	7,596,086	36.2%
% of revenue	47.7%	40.9%	(6.80)%	-
Provision for (reversal of) doubtful accounts	(876,530)	504,498	1,381,028	(157.6)%
% of revenue	(2.0)%	0.7%	2.70%	-
Research and development expenses	6,547,582	2,356,406	(4,191,176)	(64.0)%
% of revenue	14.9%	3.4%	(11.50)%	-
Operating expenses	¥29,955,414	¥35,713,883	¥5,758,469	19.2%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of Recon’s sales and marketing organization, sales commissions, costs of Recon’s marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by ¥1.0 million ($0.2 million) for the nine months ended March 31, 2018 from the same period of last year. This increase was primarily due to an increase in traveling expense and service and testing fees as we expanded our market to new basements of Changqing oilfield and new industries. Selling expenses were 6.1% of total revenues for the nine months ended March 31, 2018 and 7.5% of total revenues for the same period of last year.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 36.2% or ¥7.6 million ($1.2 million), from ¥21.0 million in the nine months ended March 31, 2017 to ¥28.6 million ($4.5 million) for the same period of 2018. The increase in general and administrative expenses was mainly due to an increase in performance-based compensation, consulting fees, rent expenses and investor relationship expenses. General and administrative expenses accounted 40.9% of total revenues in the nine months ended March 31, 2018 and 47.7% of total revenues for the same period of last year. In December 2016, the Company’s board approved the grants of restricted stock to management plan based on performance targets for the coming three fiscal years from FY2017 to FY2019. During the nine months ended March 31, 2018, because of the grant of certain restricted stock to management as the target for the FY2018 achieved, compensation expenses increased ¥2.5 million.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of lower collectability from accounts receivables, other receivables and purchase advances. We reversed provision for doubtful accounts of ¥0.9 million for the nine months ended March 31, 2017 and recorded a provision for doubtful accounts of ¥0.5 million ($0.1 million) for the same period in 2018. Management will continue to monitor accounts receivable to maintain the provision at a lower level.

Research and development (“R&D”) expenses. Research and development expenses consist primarily of salaries and related expenditures for Recon’s research and development projects. Research and development expenses decreased from ¥6.5 million for the nine months ended March 31, 2017 to ¥2.4 million ($0.4 million) for the same period of 2018. This decrease was primarily due to less research and development expense spent on design of chemical products used for waste water treatment and digital oilfield models and platform. The Company was focusing on the transformation of advanced R&D results into projects, which were undertaken by Gansu BHD and Qinghai BHD.

Net Loss

	For the Nine Months Ended
	March 31,
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Loss from operations	¥(16,264,687)	¥(27,958,693)	¥(11,694,006)	71.9%
Other expense, net	(185,591)	(280,752)	(95,161)	51.3%

Loss before income taxes	(16,450,278)	(28,239,445)	(11,789,167)	71.7%
Income tax expenses	264,344	11,018	(253,326)	(95.8)%

Net loss	(16,714,622)	(28,250,463)	(11,535,841)	69.0%

Less: Net income (loss) attributable to non-controlling interest	284,649	(1,131,067)	(1,415,716)	(497.4)%
Net loss attributable to Recon Technology, Ltd	¥(16,999,271)	¥(27,119,396)	¥(10,120,125)	59.5%

Loss from operations. Loss from operations was ¥28.0 million ($4.5 million) for the nine months ended March 31, 2018, compared to a loss of ¥16.3 million for the same period of last year. This ¥11.7 million ($1.9 million) increase in loss from operations was primary due to a decrease in gross profit, as well as an increase in general and administrative expenses and partly offset by a decrease in research and development expenses as discussed above.

Basic and diluted loss per share. Basic and diluted loss per share attributable to common shareholders was ¥2.73, as compared to ¥2.43 for the nine months ended March 31, 2017.

Non-U.S. GAAP Net Loss

Non-U.S. GAAP net loss attributable to common shareholders excluding certain non-cash expenses (non-GAAP) such as restricted shares issued for consulting services and non-cash stock compensation expense was ¥10.5 million ($1.7 million), or ¥1.06 ($0.17) per diluted share, for the nine months ended March 31, 2018, compared to non-U.S. GAAP net loss attributable to common shareholders of ¥3.2 million, or ¥0.46 per basic and diluted share, for the same period of last year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

LIQUIDITY AND CAPITAL RESOURCES

	Selected Balance Sheet Highlights in RMB Conversion US$1.0: RMB6.28 at March 31, 2018
	3/31/2018	6/30/2017	Percentage Change
Cash and cash equivalent	52,415,897	3,809,279	1,276.01%
Total Current Assets	120,424,984	68,387,075	76.09%
Total Assets	135,712,689	71,155,045	90.73%
Working Capital	93,554,270	38,941,318	140.24%
Total Current Liabilities	26,870,714	29,445,757	(8.75)%
Total Stockholders’ Equity	88,687,587	33,244,445	166.77%
Total Liabilities and Stockholders' Equity	135,712,689	71,155,045	90.73%

Cash from Operating Activities. Net cash used in operating activities was ¥14.6 million ($2.3 million) for the nine months ended March 31, 2018. This represents an increase of ¥23.7 million ($3.8 million) compared to net cash provided by operating activities of ¥9.1 million for the nine months ended March 31, 2017. The increase in net cash used in operating activities for the nine months ended March 31, 2018 was primarily attributable to the net loss available to the Company of the amount of ¥28.3 million ($4.5 million), and reconciled by share based compensation of ¥5.1 million ($0.8 million), restricted shares issued for management of ¥8.0 million ($1.3 million) as well as restricted shares issued for services of ¥2.8 million ($0.5 million); and an increase in other receivables and purchase advances, partly offset by an decrease in trade accounts receivable.

Cash from Investing Activities. Net cash used in investing activities was ¥13.6 million ($2.2 million) for the nine months ended March 31, 2018, representing an increase in cash used in investing activities of ¥13.3 million ($2.1 million) compared to the same period in 2017. This increase was due to an increase in the Company’s payments for a land use right of 50 years, payments for construction in progress and investment in unconsolidated entity.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥76.8 million ($12.2 million) for the nine months ended March 31, 2018, as compared to net cash used in financing activities of ¥6.2 million for the same period of last year. During the nine months ended March 31, 2018, we repaid ¥21.4 million ($3.4 million) in short-term borrowings to related parties and repaid ¥4.9 million ($0.8 million) in short-term borrowings to third-parties, and we received ¥20.2 million ($3.2 million) in short-term borrowings from related parties, received ¥4.6 million ($0.7 million) in short-term borrowings from one third-party and received ¥10.0 million ($1.6 million) in long-term borrowings from one related party. We also received ¥3.7 million ($0.6 million) capital contribution by non-controlling shareholders. Moreover, this increase in net cash provided by financing activities was due to net proceeds from issuance of common stock of ¥65.0 million ($10.3 million) for the nine months ended March 31, 2018.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement Recon’s unaudited condensed consolidated financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), Recon uses the following non-GAAP financial measures: certain non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense, basic and diluted earnings (losses) per common share excludes non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Recon believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding non-cash items, which may not be indicative of its operating performance.

About Recon Technology, Ltd.

Recon Technology, Ltd. (NASDAQ: RCON) is China's first listed non-state-owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationship with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Currency Conversion

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of ¥6.28 to $1.00, the noon buying rate as of March 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. Prior period numbers have been recast into the new reporting currency.

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

In China:

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd.

Phone: +86 (10) 8494-5799

Email: info@recon.cn

In the United States:

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

  RECON TECHNOLOGY, LTD

  CONDENSED BALANCE SHEETS

  (UNAUDITED)

	As of June 30,	As of March 31	As of March 31
	2017	2018	2018
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash and cash equivalent	¥3,809,279	¥52,415,897	$8,345,583
Notes receivable	6,112,960	2,799,435	445,722
Trade accounts receivable, net	39,425,911	33,719,455	5,368,763
Inventories, net	2,627,974	5,157,202	821,122
Other receivables, net	4,106,510	8,331,295	1,326,497
Purchase advances, net	11,476,000	17,031,192	2,711,682
Prepaid expenses	828,441	970,508	154,523
Total current assets	68,387,075	120,424,984	19,173,892

Property and equipment, net	2,767,970	2,902,687	462,162
Construction in progress	-	5,610,165	893,242
Land use right, net	-	1,341,936	213,661
Investment in unconsolidated entity	-	4,037,736	642,882
Prepayments for construction in progress	-	1,395,181	222,139
Total Assets	¥71,155,045	¥135,712,689	$21,607,978

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	¥-	¥45,000	$7,165
Trade accounts payable	8,352,870	8,311,141	1,323,288
Other payables	3,351,900	3,481,726	554,355
Other payable- related parties	3,314,019	3,173,006	505,201
Deferred revenue	1,259,725	1,000,140	159,241
Accrued payroll and employees' welfare	2,014,514	438,124	69,757
Taxes payable	684,721	696,997	110,975
Short-term borrowings	300,000	-	-
Short-term borrowings - related parties	10,168,008	9,019,086	1,436,006
Long-term borrowings - related party - current portion	-	705,494	112,328
Total Current Liabilities	29,445,757	26,870,714	4,278,316

Long-term borrowings - related party	-	9,120,612	1,452,171
Total Liabilities	29,445,757	35,991,326	5,730,487

Commitments and Contingencies

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 18,280,349 shares and 9,902,914 shares issued and outstanding as of March 31, 2018 and June 30, 2017, respectively)	1,261,288	2,267,836	361,082
Additional paid-in capital	123,436,043	204,974,986	32,635,821
Statutory reserve	4,148,929	4,148,929	660,586
Accumulated deficit	(95,352,659)	(122,472,055)	(19,499,824)
Accumulated other comprehensive loss	(249,156)	(232,109)	(36,956)
Total stockholders’ equity	33,244,445	88,687,587	14,120,709
Non-controlling interests	8,464,843	11,033,776	1,756,782
Total equity	41,709,288	99,721,363	15,877,491
Total Liabilities and Equity	¥71,155,045	¥135,712,689	$21,607,978

  The accompanying notes are an integral part of these consolidated financial statements

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the nine months ended			For the three months ended
	March 31,			March 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenues
Hardware and software	¥43,940,560	¥69,649,711	$11,089,526	¥5,897,622	¥16,585,535	$2,640,725
Service	72,170	182,551	29,066	-	-	-
Total revenues	44,012,730	69,832,262	11,118,592	5,897,622	16,585,535	2,640,725

Cost of revenues
Hardware and software	30,322,003	62,077,072	9,883,823	4,816,497	14,878,467	2,368,928
Total cost of revenues	30,322,003	62,077,072	9,883,823	4,816,497	14,878,467	2,368,928
Gross profit	13,690,727	7,755,190	1,234,769	1,081,125	1,707,068	271,797

Selling and distribution expenses	3,311,070	4,283,601	682,029	915,981	1,301,964	207,297
General and administrative expenses	20,973,292	28,569,378	4,548,775	5,728,585	9,897,237	1,575,824
Provision for (net recovery of) doubtful accounts	(876,530)	504,498	80,325	(185,566)	423,959	67,502
Research and development expenses	6,547,582	2,356,406	375,184	1,592,780	536,686	85,450
Operating expenses	29,955,414	35,713,883	5,686,313	8,051,780	12,159,846	1,936,073

Loss from operations	(16,264,687)	(27,958,693)	(4,451,544)	(6,970,655)	(10,452,778)	(1,664,276)

Other income (expenses)
Subsidy income	96,905	212,005	33,755	89,098	-	-
Interest income	65,776	40,890	6,510	16,798	34,591	5,508
Interest expense	(423,875)	(551,458)	(87,802)	(138,013)	(267,398)	(42,575)
Income (loss) from foreign currency exchange	22,603	(6,799)	(1,083)	19,588	(4,128)	(657)
Other income (expense)	53,000	24,610	3,918	(10,524)	45,958	7,317
Other expense, net	(185,591)	(280,752)	(44,702)	(23,053)	(190,977)	(30,407)
Loss before income tax	(16,450,278)	(28,239,445)	(4,496,246)	(6,993,708)	(10,643,755)	(1,694,683)
Income tax expenses	264,344	11,018	1,754	284,487	1,736	276
Net loss	(16,714,622)	(28,250,463)	(4,498,000)	(7,278,195)	(10,645,491)	(1,694,959)

Less: Net income (loss) attributable to non-controlling interests	284,649	(1,131,067)	(180,087)	(91,563)	(512,905)	(81,664)
Net loss attributable to Recon Technology, Ltd	¥(16,999,271)	¥(27,119,396)	$(4,317,913)	¥(7,186,632)	¥(10,132,586)	$(1,613,295)

Comprehensive loss
Net loss	(16,714,622)	(28,250,463)	(4,498,000)	(7,278,195)	(10,645,491)	(1,694,959)
Foreign currency translation adjustment	(108,008)	17,047	2,714	(33,856)	(55,221)	(8,792)
Comprehensive loss	(16,822,630)	(28,233,416)	(4,495,286)	(7,312,051)	(10,700,712)	(1,703,751)
Less: Comprehensive income (loss) attributable to non-controlling interests	284,649	(1,131,067)	(180,087)	(91,563)	(512,905)	(81,664)
Comprehensive loss attributable to Recon Technology, Ltd	¥(17,107,279)	¥(27,102,349)	$(4,315,199)	¥(7,220,488)	¥(10,187,807)	$(1,622,087)

Loss per common share - basic and diluted	¥(2.43)	¥(2.73)	$(0.43)	¥(0.81)	¥(0.70)	$(0.11)
Weighted-average shares -basic and diluted	7,006,354	9,933,257	9,933,257	8,926,631	14,552,266	14,552,266

The accompanying notes are an integral part of these consolidated financial statements

RECON TECHNOLOGY, LTD
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the nine months ended March 31,
	2017	2018	2018
	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(16,714,622)	¥(28,250,463)	$(4,498,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	636,072	850,217	135,370
Gain from disposal of equipment	(35,919)	(78,285)	(12,464)
Provision for (net recovery of) doubtful accounts	(876,530)	504,498	80,325
Provision for slow moving inventories	-	88,214	14,045
Share based compensation	5,877,975	5,131,459	817,023
Restricted shares issued for management	5,483,059	8,024,231	1,277,606
Restricted shares issued for services	3,294,497	2,830,362	450,646
Changes in operating assets and liabilities:
Notes receivable	(2,241,179)	3,313,525	527,575
Trade accounts receivable, net	2,554,495	4,927,248	784,509
Inventories, net	3,314,798	(2,617,441)	(416,745)
Other receivable, net	9,652,913	(4,055,057)	(645,640)
Purchase advances, net	(5,458,035)	(5,368,312)	(854,735)
Prepaid expense	(62,074)	(142,067)	(22,620)
Trade accounts payable	3,485,149	(754,247)	(120,090)
Other payables	(842,523)	129,826	20,671
Other payables-related parties	(230,324)	(141,013)	(22,452)
Deferred revenue	40,389	(259,585)	(41,331)
Accrued payroll and employees' welfare	1,306,318	341,603	54,389
Taxes payable	(89,615)	935,921	149,016
Net cash provided by (used in) operating activities	9,094,844	(14,589,366)	(2,322,902)

Cash flows from investing activities:
Investment in unconsolidated entity	-	(4,037,736)	(642,882)
Purchases of property and equipment	(354,784)	(983,966)	(156,666)
Proceeds from disposal of equipment	51,900	32,000	5,095
Payments for land use right	-	(1,361,969)	(216,851)
Advance payments for construction in progress	-	(1,395,181)	(222,139)
Payments for construction in progress	-	(5,837,842)	(929,493)
Net cash used in investing activities	(302,884)	(13,584,694)	(2,162,936)

Proceeds from short-term bank loans	-	45,000	7,165
Proceeds from short-term borrowings	-	4,600,000	732,405
Repayments of short-term borrowings	(530,000)	(4,900,000)	(780,171)
Proceeds from short-term borrowings-related parties	7,758,318	20,188,318	3,214,355
Repayments of short-term borrowings-related parties	(13,409,163)	(21,369,678)	(3,402,449)
Proceeds from long-term borrowings-related party	-	10,000,000	1,592,186
Repayments of long-term borrowings-related party	-	(504,541)	(80,332)
Proceeds from sale of common stock, net of issuance costs	-	65,004,531	10,349,928
Capital contribution by noncontrolling shareholders	-	3,700,000	589,109
Net cash provided by (used in) financing activities	(6,180,845)	76,763,630	12,222,196

Effect of exchange rate fluctuation on cash	(94,125)	17,048	2,714

Net increase in cash	2,516,990	48,606,618	7,739,072
Cash at beginning of period	1,817,620	3,809,279	606,508
Cash at end of period	¥4,334,610	¥52,415,897	$8,345,580

Supplemental cash flow information
Cash paid during the period for interest	¥454,414	¥520,358	$82,851
Cash paid during the period for taxes	¥284,487	¥11,034	$1,757

Non-cash investing and financing activities
Issuance of common stock to prepay professional services	¥3,294,497	¥2,830,362	$450,646
Issuance of common stock to settle salary payable	¥-	¥1,554,908	$247,570
Payable for Construction in Progress	¥-	¥712,518	$113,446

Reconciliation of Non-GAAP Financial Measures

	For the three months ended
	March 31,
	2017	2018	2018
	RMB	RMB	USD
Reconciliation of Net loss attributable to common shareholders to Adjusted Net loss attributable to common shareholders
Net loss attributable to common shareholders	¥(7,186,632)	¥(10,132,586)	$(1,613,295)

Special items (A):
Restricted shares issued for services	2,530,110	892,495	142,102
Provision for (net recovery of) doubtful accounts	(185,566)	423,959	67,502
Provision for slow moving inventories	-	156,598	24,933
Stock compensation expense	1,805,834	1,580,774	251,689
Restricted shares issued for management	741,051	1,941,083	309,056
Adjusted net loss attributable to common shareholders	¥(2,295,203)	¥(5,137,677)	$(818,013)

Reconciliation of U.S. GAAP Loss Per Share to Non U.S. GAAP Adjusted Loss Per Share
U.S. GAAP loss per share
Basic and diluted	¥(0.81)	¥(0.70)	$(0.11)
Impact of special items on earnings per share
Basic and diluted	0.55	0.35	0.05
Non U.S. GAAP adjusted loss per share
Basic and diluted	¥(0.26)	¥(0.35)	$(0.06)
Weighted-average shares - basic and diluted	8,926,631	14,552,266	14,552,266

	For the nine months ended
	March 31,
	2017	2018	2018
	RMB	RMB	USD
Reconciliation of Net loss attributable to common shareholders to Adjusted Net loss attributable to common shareholders
Net loss attributable to common shareholders	¥(16,999,271)	¥(27,119,396)	$(4,317,913)

Special items (A):
Restricted shares issued for services	3,294,497	2,830,362	450,646
Provision for (net recovery of) doubtful accounts	(876,530)	504,498	80,325
Provision for slow moving inventories	-	88,214	14,045
Stock compensation expense	5,877,975	5,131,459	817,023
Restricted shares issued for management	5,483,059	8,024,231	1,277,606
Adjusted net loss attributable to common shareholders	¥(3,220,270)	¥(10,540,632)	$(1,678,268)

Reconciliation of U.S. GAAP Loss Per Share to Non U.S. GAAP Adjusted Loss Per Share
U.S. GAAP loss per share
Basic and diluted	¥(2.43)	¥(2.73)	$(0.43)
Impact of special items on earnings per share
Basic and diluted	1.97	1.67	0.26
Non U.S. GAAP adjusted loss per share
Basic and diluted	¥(0.46)	¥(1.06)	$(0.17)
Weighted-average shares - basic and diluted	7,006,354	9,933,257	9,933,257

(A):	Please refer to Use of Non-GAAP Financial Measures for more explanation.